Issuer Free Writing Prospectus dated February 19, 2021

Filed Pursuant to Rule 433(f) under the Securities Act of 1933

Relating to Registration Statement No. 333-253121

JOANN INC.

This free writing prospectus relates to the Registration Statement on Form S-1 (File No. 333-253121) (the “Registration Statement”) that JOANN Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

Beginning on February 16, 2021, several media publications were released by each of Fortune and Forbes. The article attached as Annex A was originally published online by Fortune on February 16, 2021 (the “Fortune Article”) and the article attached as Annex B was originally published online by Forbes on February 16, 2021 (the “Forbes Article” and, together with the Fortune Article, the “Articles”). Each of the Articles reference a proposed initial public offering (the “Offering”) of the Company, which Offering is covered by the Registration Statement. The Articles reference the Offering and quote certain statements made by Wade Miquelon, the President and Chief Executive Officer of the Company.

The Articles were not prepared or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. Miquelon or derived from the Company’s Registration Statement, the Articles represented the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

The statements by Mr. Miquelon were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement and are not endorsed or adopted by the Company. You should consider the statements contained in this free writing prospectus, including those contained in the Articles, only after carefully evaluating all of the information in the Registration Statement and any final preliminary prospectus relating to the Offering, including the risk factors described therein.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “vision,” or “should,” or the negative of these words or other similar terms or expressions that concern the Company’s expectations, strategy, plans, or intentions. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in the Registration Statement. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where expressly required to do so by law. Please refer to the section of the Registration Statement titled “Special Note Regarding Forward-Looking Statements” for more information.

The Company has filed a registration statement with the SEC relating to its common stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the Company has filed with the SEC for more complete information about the Company and its common stock. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by email at public.relations@joann.com. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated February 16, 2021 Published by Fortune

Debt-laden sewing retailer JOANN, a surprise winner in the pandemic, files for an IPO

By Phil Wahba

February 16, 2021 2:02 PM PST

Add fabrics and sewing-gear store Joann to the list of retailers winning in the pandemic. Riding a wave of sales fueled by COVID-19 lockdowns, the recently beleaguered company on Tuesday filed a prospectus for an initial public offering.

Joann Inc., whose business had stalled in 2018 and 2019, has benefited mightily as housebound Americans have taken to handicrafts during the pandemic, relying on such projects to keep busy and, in many cases, even to help them start businesses. In the nine months ended Oct. 31, Joann (previously known as Jo-Ann Stores) reported that its sales rose 24.3% to $1.921 billion, while the retailer returned to profit with net income of $174 million.

It’s a remarkable change in fortunes for a company that had been considered “distressed” by Moody’s as recently as December. At the time, Joann was on the ratings agency’s watch list for possible default: The company had $921.6 million in long-term debt as of Oct. 31.

The strong numbers prompted Joann’s owners, private equity firm Leonard Green & Partners, to file an IPO prospectus with U.S. regulators on Tuesday to list shares on the Nasdaq, setting the stage for the company to return to the stock market for the first time since 2011, when Leonard Green took it private. (The prospectus gives no details about where the IPO’s proceeds would go, beyond general corporate use, but some will presumably be pocketed by the private equity firm as a return on its investment.)

“Fundamentally there has been a shift for people who want to do more do-it-yourself projects,” Wade Miquelon, Joann’s CEO, tells Fortune. What’s more, says Miquelon, the boom in people selling their own wares on Shopify-supported e-commerce sites or on Etsy has benefited Joann. “More people that are manufacturing from their kitchen counter—we provide lots of items to support them,” he says.

At the same time, Joann has made moves to help itself beyond riding a cultural wave. The company has remodeled many of its 857 stores (a number that has held pretty much constant for years) and vastly improved its website. What’s more, Joann’s singular focus on sewing and fabrics has meant it can go deeper in its niche and stave off competitors like mass merchants Target and Walmart, as well as arts and crafts rivals Hobby Lobby and Michaels that offer a more limited sewing assortment. (Michaels’ sales were up 0.6% in the first nine months of 2020.)

The improved results and the IPO filing give Leonard Green & Partners a long-awaited opportunity to exit its investment in Joann, while capitalizing on an insatiable IPO market. Petco Health & Wellness, previously a private equity held, debt-laden brick-and-mortar chain, went public earlier this year, buoyed by improved financial results that were also assisted in part by the pandemic.

Miquelon, a Walgreens and Tysons Food executive before joining Joann in 2016, says Joann’s growth is built on a solid foundation.

“There are large, fundamental trends that aren’t going away, so it’s our job to fuel that,” he says.

Annex B

Text of the Article dated February 16, 2021 Published by Forbes

Stitch Pitch: Fabric And Crafts Retailer JOANN Files For IPO

EDITORS’ PICK | Feb 16, 2021, 05:02pm EST | 2,037 views

Joan Verdon Senior Contributor

Retail

Fabrics and crafts retailer JOANN, Inc., buoyed by a pandemic-fueled surge in sewing and home crafting, has decided that now is the perfect time to stitch together a winning case for an initial stock offering.

The 78-year-old chain today filed an S-1 registration with the SEC for a public offering. The company plans to list on Nasdaq, under the symbol JOAN.

The stock prospectus outlines how 2020 was a very good year for JOANN, with total comparable sales up 38% since May 2020, and over eight million new customers added to its marketing database. JOANN executives contend, however, that those gains reflect societal trends that were building pre-pandemic, as well as tech improvements the company made to become a better omnichannel retailer.

“Over the last four or five years we’ve done a lot of work to really transform the business and take it to the next level,” JOANN President and CEO Wade Miquelon told Forbes.com in an interview today. Those measures, Miquelon said, include investing in talent and in its mobile app and digital ecosphere, refreshing the brand and the stores, and improving sourcing capabilities.

While the pandemic may have given stay-at-home consumers the time or incentive to begin sewing, quilting, or crafting, there were trend tailwinds boosting sales pre-pandemic, Miquelon said.

“We’re seeing a lot more do-it-yourself, a lot more personalization, and major movements on market exchanges like Etsy and Shopify where people are converting their kitchen table into manufacturing plants. We feel those are solid trends we play into really well,” he said.

JOANN was born in 1943 when six German immigrants opened a fabric store in Cleveland, Ohio. Over the years it has grown to 855 stores in 49 states. The company adopted the name Jo-Ann Fabrics in 1963, and in 2018 rebranded itself as JOANN to position itself beyond fabrics, and in the broader crafts market.

It previously was a publicly-held company from 1969 until 2011, when it was sold to private equity firm Leonard Green for $1.6 billion.

Wade Miquelon became president and CEO in 2019.

The public offering pros spelled out in the prospectus include:

•	The home crafting market is large—over $40 billion—and growing.

•	JOANN is the category leader in sewing, with approximately one-third market share. Sewing-related products made up 49% of JOANN’s total net sales in the 12 months that ended October 31, 2020.

•

Over 65 million people in the United States can sew, and over half of those own a sewing machine, and the population of sewing enthusiasts is getting younger, with 65% of them 30 or younger, with the average age decreasing from 48 in 2004 to 37 in 2020.

•	Over 50% of JOANN’s in-store net sales cannot be directly comparison-shopped because of proprietary fabric patterns and designs and exclusive private label offerings.

The risk factors, as spelled out in the prospectus, include:

•	Debt of $929.7 million as of October 31, 2020.

•	Sourcing problems and tariff concerns caused by dependence on Chinese imports.

•	Intense competition from the other two specialty retailers in the crafts space, The Michaels Companies, Inc., and Hobby Lobby Stores, Inc., as well as from mass merchants Walmart, Target and Amazon.

JOANN has an advantage as a retailer because fabric and craft shoppers often want to see and touch fabric or yarn in-person, in a store, rather than buy online. Many of JOANN’s online orders are fulfilled from its stores, either ship to home or pick up in store. A large percent of those customers will come into the store and buy more items, Miquelon said. “So we’re able to leverage our stores,” he said. “And increasingly people love our curbside option.”

The retailers that have the biggest growth potential, Miquelon said, “are the players with omni-capability of stores in our space because of that interplay, versus the pure plays,” he said.

Social media sites such as Instagram have also fueled the growth of sewing and crafts, and made this a good time to be in the space JOANN occupies, Miquelon said.

“Sewing is kind of cool again, and believe it or not the majority of people coming into it are on the younger side,” he said. “They’re evolving and doing a lot of things that maybe by grandmother wasn’t doing, but really revitalizing the space.”